12G Exempt
82-3480


03029783

BC FORM 51-

QUARTERLY REPORT FOR QUARTER ENDED JUNE 30, 2003

Incorporated as part of: X Schedule A

X Schedule B & C

ISSUER DETAILS:


PROCESSING
SEC MAIL
RECEIVED
SEP 04 2003
SECTION
WASH., D.C.
181

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	500– 905 WEST PENDER STREET VANCOUVER, BC V6C 1L6
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	www.trans-america.ca
FOR QUARTER ENDED:	JUNE 30, 2003
DATE OF REPORT:	July 23, 2003

SUPPL

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL	[signature]	03/08/11
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)
DAVID DUVAL	[signature]	03/08/11
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

dlw 9/8

TRANS AMERICA INDUSTRIES LTD.

June 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements, Item 3 Schedule C and the mineral property schedule set out below, for a breakdown of expenditures and costs incurred.

Mineral Property Schedule:

Mineral properties and deferred exploration expenses for the three months ended June 30, 2003:

Balance March 31, 2003	$	33,000
Staking fees		400
Professional fees		10,800
Geophysical survey		23,364
Field and office supplies		2,336
Road access construction		6,305
Reports		10,000
Balance June 30, 2003	$	86,205

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

> $21,000 was paid during the quarter to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) June 18, 2003 one million units consisting of one million shares @ $0.25 each and one million warrants exercisable on or before June 18, 2004 @ $0.30 each. The placement netted $250,000.00.

(b) Options granted during the period:

500,000 shares @ $0.25 exercisable until May 22, 2008.

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

17,312,143 common shares with a stated capital of $9,496,062

(c) Options, warrants, and convertible securities outstanding:

Options:

600,000 @ $0.15 expiring February 2, 2004
500,000 @ $0.25 expiring May 22, 2008

Warrants:

1,000,000 @ $0.30 expiring June 18, 2004

Convertible Securities:

Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company has reacted to the improved gold price and the perception that the mining industry is emerging from an unprecedented multi-year downturn by staking a promising gold property north of Lynn Lake, Manitoba.

During the last several years, the Company has confined its activities to acquiring equity interests in other natural resource companies. This strategy was employed due to the extended downturn in the resource sector and the Company's desire to preserve its working capital, while at the same time keeping a presence in the sector.

In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil project in Alberta.

In February and March of this year (2003) the Company staked an extensive claim block near Lynn Lake, Manitoba.

New Gold Project
Lynn Lake, Manitoba

The Company acquired by staking 27 contiguous mining claims ("the property") with a total area of 4,952 hectares. The property is located approximately 13 kilometres northeast of the town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 11 kilometres.

The claim block adjoins claims of two former producing gold mines, The MacLellan to the west and Farley Lake to the east.

The Company expects to carry out an exploration program during the summer of 2003 in preparation for a drilling program for the winter of 2003/4. The summer program will consist of reviewing all available Manitoba governmental material, geochemistry and geophysical work.

A high resolution airborne geophysical survey is scheduled to begin in July, 2003. The contract for the survey has been awarded to Goldak Exploration Technology Ltd., an industry leader in the field of airborne magnetic and VLF-EM geophysical surveys from both helicopter and fixed wing aircraft.

The surveys will be conducted at an altitude of less than 100 metres on a tightly-spaced 100 metre grid system which will facilitate the definition of drill targets that might otherwise have been missed with a wider-spaced, high altitude geophysical program.

Presently working in the area on the Company's behalf are Project Manager and Professional Geologist, P. J. Chornoby and Geological Consultant Dr. D. A. Baldwin who spent many years working for the provincial government.

Dr. Baldwin is working closely with Manitoba government geologist, Dr. Chris Beaumont-Smith, whose multi-year study of the structural controls in the Lynn Lake Greenstone Belt is expected to enhance the prospects for discovering viable gold deposits in this highly prospective belt.

The Company's exploration personnel are currently examining field outcrops for telltale signs of gold mineralization. In addition, they are re-logging old diamond drill core to better understand the area's geology and determine whether previous sampling and assay procedures delivered representative results.

Field observations to date have revealed that extensive and intense deformation (folding, faulting and shearing) - often accompanied by alteration and sulphide mineralization - occurs on the Company's claims. These areas will be subjected to further geological studies and could well be high priority drill targets later in the year.

Over the past few years, Dr. Beaumont-Smith's work has produced findings that will certainly assist gold explorers in the Lynn Lake greenstone belt. Among his more significant findings is the fact that gold mineralization in both the northern and southern portions of this greenstone belt is shear–zone-hosted which is analogous to some of the largest gold producing regions in Canada.

The summer programme is being funded partly by a private placement of one million units of the Company's securities that netted the Company $250,000 of flow-thru money and partly by a grant of a minimum of $52,890 through The Manitoba Mines Department "MEAP" assistance programme.

Claymore Gas and Oil Project

The Company has been advised that the operator of the Bonnie Glen 16-7 shut-in gas well has signed a sales agreement with Imperial Oil Resources for the sale of raw gas production. The cost of the necessary pipelines and hook-up is $213,000, production is scheduled to begin August 31, 2003. The Company holds a 6% working interest in the well. As natural gas prices are fluctuating, it is difficult to estimate the Company's expected income, but the production should provide a revenue contribution to the Company in excess of $4,000 monthly.

Other Assets

The Company continues to hold the following corporate shares valued as of June 30, 2003.

Corporation	No. of Shares	Adjusted Book Value	Market Value
		$	$
Atacama Minerals Corp.	2,443,800	1,452,944	1,466,280
Black Hawk Mining Inc.	225,000	120,000	34,875
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	170,000
Ariane Gold Corp.	203,900	139,300	134,574
Compliance Energy Corp.	122,946	35,000	30,737
Pre-Public or Pooled:			
Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.)	400,000	175,000	88,000
Majestic Gold Corp.	1,000,000	100,000	250,000
Total:		2,088,178	2,174,466

Item 3

Operations and Financial Condition

As at the quarter ended June 30, 2003, the Company had cash and short term deposits on hand of $1,430,263 with a net working capital of $1,448,113. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $5,061 for the quarter consist of investment income on its invested cash. The Company's administrative expenses aggregated $55,370 and comprised of $21,000 for management fees, secretarial services and out-of-pocket costs. $12,862 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2 and the financial statements. There are no lawsuits or contingent liabilities.

Item 4

There are no other significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year as well as provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"John Campbell"

John K. Campbell
President

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003
(Unaudited – see Notice to Reader)


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheets of Trans America Industries Ltd. as at June 30, 2003 and the consolidated statements of income and deficit, and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

July 23, 2003

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF


ACPA

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET

(Unaudited -- see Notice to Reader)

	JUNE 30 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash and short term deposits	$ 1,447,700	$ 690,654
GST recoverable	8,134	1,646
Accounts receivable	1,900	-
Prepaid expenses	1,500	-
	1,459,234	692,300
Investments (Note 3)	2,088,287	2,633,894
Capital Assets (Note 4)	3,975	4,493
Oil And Gas Property (Note 5)	61,784	57,098
Mineral Properties And Deferred Exploration Expenses	86,205	-
	$ 3,699,485	$ 3,387,785
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 11,121	$ 3,573
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	9,496,062	9,171,062
Contributed Surplus	50,003	50,003
Deficit	(5,857,701)	(5,836,853)
	3,688,364	3,384,212
	$ 3,699,485	$ 3,387,785

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30 2003	SIX MONTHS ENDED JUNE 30 2003	THREE MONTHS ENDED JUNE 30 2002	SIX MONTHS ENDED JUNE 30 2002
Revenue				
Interest and dividend income	$ 5,061	$ 9,890	$ 3,979	$ 7,601
Expenses				
Depreciation	260	519	329	657
Management and consulting fees	21,000	42,579	21,659	43,318
Office facilities and services	12,862	20,016	12,948	22,893
Oil and gas operating expenses	172	1,242	-	-
Professional fees	8,085	9,435	-	2,361
Regulatory fees	6,716	10,803	2,682	6,219
Shareholder communication	2,363	2,363	3,415	4,715
Transfer agent	3,024	3,957	1,547	2,293
Travel and promotion	888	6,408	13,592	14,555
	55,370	97,322	56,172	97,011
Loss Before The Following	(50,309)	(87,432)	(52,193)	(89,410)
Currency exchange (loss)	-	-	(13,967)	(12,8[illegible])
Gain (loss) on sale of investments	(26,623)	66,584	65,541	65,541
	(26,623)	66,584	51,574	52,711
Net Income (Loss) For The Period	(76,932)	(20,848)	(619)	(36,699)
Deficit, Beginning Of Period	(5,780,769)	(5,836,853)	(5,787,146)	(5,751,066)
Deficit, End Of Period	$ (5,857,701)	$ (5,857,701)	$ (5,787,765)	$ (5,787,765)
Basic And Diluted Earnings (Loss) Per Share	$ (0.005)	$ (0.001)	$ (0.001)	$ (0.002)
Weighted Average Number Of Shares Outstanding	16,944,011	16,745,844	16,312,143	16,312,143

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30 2003	SIX MONTHS ENDED JUNE 30 2003	THREE MONTHS ENDED JUNE 30 2002	SIX MONTHS ENDED JUNE 30 2002
Cash Flows From Operating Activities				
Income (Loss) for the period	$ (76,932)	$ (20,848)	$ (619)	$ (36,699)
Add (Deduct): Items not involving cash:				
Depreciation	260	519	329	657
(Gain) loss on sale of investments	26,623	(66,584)	(65,541)	(65,541)
	(50,049)	(86,913)	(65,831)	(101,583)
Change in non-cash operating working capital items:				
(Increase) Decrease in GST recoverable	(4,344)	(6,488)	(117)	(391)
(Increase) Decrease in accounts receivable	(1,900)	(1,900)	-	-
(Increase) Decrease in prepaid expenses	(1,500)	(1,500)	-	-
Increase (Decrease) in accounts payable and accrued liabilities	5,724	7,548	3,048	1,784
	(52,069)	(89,253)	(62,900)	(100,190)
Cash Flows From Financing Activities				
Proceeds from sale of investments	448,758	612,190	251,646	251,646
Shares issued for cash	250,000	325,000	-	-
	698,758	937,190	251,646	251,646
Cash Flows From Investing Activities				
Capital assets	-	-	-	(468)
Investments	-	-	(465,000)	(475,000)
Oil and gas property	(4,686)	(4,686)	(3,000)	(3,000)
Mineral properties and deferred exploration expenses	(53,205)	(86,205)	-	-
	(57,891)	(90,891)	(468,000)	(478,468)
Increase (Decrease) In Cash And Short Term Deposits	588,798	757,046	(279,254)	(327,012)
Cash And Short Term Deposits, Beginning Of Period	858,902	690,654	1,035,970	1,083,728
Cash And Short Term Deposits, End Of Period	$ 1,447,700	$ 1,447,700	$ 756,716	$ 756,716

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd., an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003
(Unaudited – see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable, prepaid expenses, and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

h) Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions. Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003
(Unaudited – see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends a fair value based method of accounting for compensation costs. The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

j) Future Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

k) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company will apply a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of proved properties.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003
(Unaudited – see Notice to Reader)

3. INVESTMENTS

Long term investments comprise:

	JUNE 30 2003	DECEMBER 31 2002
Atacama Minerals Corp., at cost – 2,443,800 common shares (2002 - 3,178,800 common shares) (quoted market value $1,466,280; 2002 - $1,780,128)	$ 1,452,944	$ 1,928,327
Other portfolio investments, at lower of cost or written down values (quoted market value $708,195; 2002 - $895,609)	635,343	705,567
	$ 2,088,287	$ 2,633,894

4. CAPITAL ASSETS

	2003	2002
Office equipment	$ 17,105	$ 17,105
Computer equipment	6,269	6,269
	23,374	23,374
Less: Accumulated depreciation	(19,399)	(18,881)
Net book value	$ 3,975	$ 4,493

5. MINERAL PROPERTIES

During the six months ended June 30, 2003, the Company paid $86,205 for staking of 27 mineral claims in the Lynn Lake area of Manitoba, and for preliminary exploration work on the properties.

6. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003
(Unaudited – see Notice to Reader)

6. SHARE CAPITAL (Continued)

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash	1,500,000	325,000
Balance, June 30, 2003	17,812,143	$ 9,496,062

During the period ended June 30, 2003, the Company completed a private placement of 1,000,000 units at $0.25 per unit for proceeds of $250,000. Each unit consists of one flow-through common share and one flow-through share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.30 per share to June 18, 2004.

c) Options Outstanding

As at June 30, 2003, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
600,000	$ 0.15	February 2, 2004
500,000	$ 0.25	May 22, 2008

A summary of changes in stock options for the period ended June 30, 2003 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2002	1,100,000	$ 0.15
Granted	500,000	0.25
Exercised	(500,000)	(0.15)
Balance, June 30, 2003	1,100,000	$ 0.20

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited – see Notice to Reader)

7. RELATED PARTY TRANSACTION

During the three months ended June 30, 2003, the Company incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $21,000 (2002 - $21,659) from a company with which a director is associated.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited – see Notice to Reader)

7. RELATED PARTY TRANSACTION

During the three months ended June 30, 2003, the Company incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $21,000 (2002 - $21,659) from a company with which a director is associated.

8. STOCK BASED COMPENSATION

The Company has elected to adopt the intrinsic value-based method for employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

During the period ended June 30, 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.20%; dividend yield 0%; volatility of 125%; and 4 years of expected lives (weighted average term to maturity). The weighted average fair value of options granted as of June 30, 2003 is $0.20.

Based on the computed option values and the number of options issued to employees and directors, had the Company recognized compensation expense, the following would have been its effect on the Company's loss for the year and loss per share:

	THREE MONTHS ENDED JUNE 30 2003	SIX MONTHS ENDED JUNE 30 2003
Loss for the period (as reported)	$ (76,932)	$ (20,848)
Pro-forma	$ (176,957)	$ (120,873)
Basic loss per share (as reported)	(0.005)	(0.001)
Pro-forma	(0.010)	(0.007)